# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Conduit Pharmaceuticals Inc., CIK 0001896212
CUSIP: 20678X106
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 4995 Murphy Canyon Road Suite 300, San Diego, California (CA), 92123
Date of event which requires filing of this statement: 02/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001994188

## Reporting persons
- Nirland Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stockton Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Rowland Master Trust: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dovet Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Nirland Limited is wholly owned by Stockton Limited, a company registered in Guernsey ("Stockton Limited"), which is wholly owned by The Rowland Master Trust, a Guernsey trust ("The Rowland Master Trust"). Dovet Limited, a company registered in Guernsey ("Dovet Limited"), is the sole trustee of The Rowland Master Trust. By virtue of these relationships, each of Stockton Limited, The Rowland Master Trust and Dovet Limited may be deemed to share beneficial ownership of the securities held of record by Nirland Limited.

## Item 1. Issuer
Name of issuer: Conduit Pharmaceuticals Inc.
Address of issuer's principal executive offices: 4995 Murphy Canyon Road, Suite 300, San Diego, CA 92123

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

Nirland Limited, a company registered in Guernsey;

Stockton Limited, a company registered in Guernsey;

The Rowland Master Trust, a Guernsey trust; and

Dovet Limited, a company registered in Guernsey.

Stockton Limited is the sole owner of Nirland Limited, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Nirland Limited. The Rowland Master Trust is the sole owner of Stockton Limited, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Nirland Limited. Dovet Limited is the sole trustee of The Rowland Master Trust, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Nirland Limited.

The Reporting Persons entered into a Joint Filing Agreement, dated January 21, 2025, a copy of which was previously filed with the Schedule 13G as Exhibit 99.1, which is herein incorporated by reference, pursuant to which the Reporting Persons agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is The Old Stables, Rue a l'Or, St Peter Port, GY1 1QG, Guernsey.
Citizenship: Each Reporting Person is registered in Guernsey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: Not Applicable
Sole power to vote or to direct the vote: Not Applicable
Shared power to vote or to direct the vote: Not Applicable
Sole power to dispose or to direct the disposition: Not Applicable
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nirland Limited: /s/ David Rowland, David Rowland/Director (02/20/2025)
- Stockton Limited: /s/ David Rowland, David Rowland/Director (02/20/2025)
- The Rowland Master Trust: /s/ Barclay Rowland, Barclay Rowland/Director (02/20/2025)
- Dovet Limited: /s/ Barclay Rowland, Barclay Rowland/Director (02/20/2025)